DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

April 25, 2024

VIA EDGAR
==========
Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Beacon Pointe Multi-Alternative Fund; File Nos. 333-276064 and 811-23921

Dear Mr. Zapata,

On December 15, 2023, Beacon Pointe Multi-Alternative Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On January 16, 2024, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

1.	General Comments

a.	We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., dates, fee table data, custodian information, and financial statements). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

The Registrant acknowledges the Staff’s comment.

b.	Please advise us if you have submitted or intend to submit any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including with respect to Co-Investments and multi-class relief.

The Adviser does not intend to seek such relief at this time. However, the Adviser reserves the right to seek such relief in the future.

c.	Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

The Registrant does not intend to issue preferred or debt securities.

d.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

The Registrant has not and does not plan to present any “test the waters” materials to potential investors in connection with this offering other than a “red herring” prospectus in accordance with SEC guidance on pre-effective communications.

2.	Facing Sheet

The first box of the facing sheet concerning dividend reinvestment plans is filled in. This appears to be inadvertent. Please rectify.

The Registrant has unchecked the inadvertently checked first box.

3.	Cover Page

a.	Please add the following bulleted disclosure (in bold):

•	The Fund does not intend to list Fund shares on any securities exchange, and the Fund does not expect a secondary market for Fund shares to develop. You should not expect to be able to sell your shares regardless of how we perform. You should consider that you may not have access to the money you invest in Fund shares for an extended period of time.

The Registrant has added the disclosure requested.

b.	Please redraft the third bullet to read: “The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings. Such distributions may constitute a return of capital and reduce a shareholder’s adjusted tax basis in Fund shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of Fund shares. To the extent such distributions are a return of capital, the distributions should not be considered the dividend yield or total return of an investment in Fund shares.”

The Registrant has revised the disclosure as requested.

c.	Under the Securities Offered sub-section, the Fund states that “[d]uring the continuous offering, shares will be sold at the net asset value of the Fund next determined plus any applicable sales load.” If the Fund will be offering shares with a sales load in the future, please add the following bullet to the cover page upon offering such shares:

•	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

The Registrant will add the disclosure when it files a Registration Statement that includes a share class with a sales load in the future.

d.	Please disclose the intervals between deadlines for repurchase requests, pricing and repayment. See Guide 10 to Form N-2.

The Registrant has revised the disclosure as requested.

e.	The Fund states that it expects to begin conducting its quarterly repurchase offers for outstanding shares during the fourth quarter of 2022. Please update this disclosure to reflect the Fund’s current expectations with regard to the anticipated timing of the Fund’s initial repurchase offer. Confirm, supplementally, that the Fund intends to schedule its first repurchase request deadline to occur within six months (two intervals) of effectiveness of the Registration Statement. See rule 23c-3(a)(7) of the Act.

The Registrant has updated the disclosure as requested. The Registrant confirms that it intends to schedule its first repurchase request deadline to occur within six months of when the Fund is first publicly offered after effectiveness.

4.	Table of Contents

The pagination listed in the table of contents does not appear accurate. Please update the table of contents to reflect the correct pagination.

The Registrant will update the pagination in the Registration Statement.

5.	Prospectus Summary

a.	Please clarify whether the Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in sections 3(c)(1), 3(c)(5), or 3(c)(7) of the Investment Company Act of 1940 (the “Act”). If the Fund will invest in such entities, please disclose that that such investments will not exceed 15% of the Fund’s net assets.

The Adviser has confirmed to the Registrant that investments in the pooled investment vehicles listed above are not a principal investment strategy of the Fund. The Registrant also disagrees with the inclusion of pooled investment vehicles that rely on the exclusions from the definition of investment company in section 3(c)(5) in the comment above, and it is inconsistent with prior positions taken by the SEC’s staff.

b.	The disclosure states that the Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (Co-Investments). Please clarify in the disclosure that the advisers of the Underlying Funds will not be making any recommendations or otherwise providing investment advice to the Fund.

The Registrant has revised the disclosure as requested.

c.	The disclosure states that Underlying Funds may invest in private equity funds, private real estate funds and hedge funds, among other types of investments. The staff notes that registered interval funds do not typically invest in such investments (and if they do, would provide only limited exposure to such investments). Please clarify whether the Underlying Funds could include interval funds that are offered to accredited investors only, publicly registered closed-end interval funds, or both

The Underlying Funds could include both interval funds that are offered to accredited investors only as well as publicly registered closed-end interval funds that are not so limited. The Registrant also disagrees with the staff’s note that registered interval funds do not typically invest in such investments (and if they do, would provide only limited exposure to such investments) as there are many publicly registered closed-end interval funds that invest in the types of investments enumerated above without limitation and without any accreditation standard.

d.	The Fund states that the Adviser takes a long position in securities that it believes have a strong appreciation potential and a short position in securities it believes have the potential to decline in value. Please add disclosure clarifying whether the Adviser will be taking such positions directly or will be investing in Underlying Funds that take these positions.

The Adviser has confirmed to the Registrant that the long and short positions will be taken directly by the Fund in the Underlying Funds.

e.	Leverage and Credit Facilities. The Fund states that it may enter one or more Credit Facilities. Please file any Credit Facility Agreements in pre-effective amendments prior to effectiveness of the Registration Statement.

Any credit facility entered into by the Fund would not be in place before effectiveness of the Registration Statement.

6.	Summary of Risks

a.	We note that several capitalized terms in the section are not defined, e.g., Private Investment Funds, Public REITs. Please review and revise the disclosure as appropriate.

The Registrant has revised the disclosure as requested.

b.	(p. 5) Mortgage-Backed Securities Risk. Please provide a discussion of mortgage-backed securities in the strategies sections corresponding to the mortgage-back securities risk.

The Registrant has revised the disclosure to remove the risk.

c.	(p. 5) Preferred Securities Risk. Please provide a discussion of preferred securities in the strategies sections corresponding to the preferred securities risk.

The Registrant has revised the disclosure to remove the risk.

d.	(p. 6) Convertible Securities Risk. Please provide a discussion of convertible securities in the strategies sections corresponding to the convertible securities risk.

The Registrant has revised the disclosure to remove the risk.

e.	Please review the risks factors in this section and ensure that each risk appropriately distinguishes between whether the risk applies to investments in Underlying Funds, the Fund’s direct investments, or both.

The Registrant has reviewed the risks as requested.

7.	Use of Proceeds

(p. 9) The Fund states that the net proceeds of the continuous offering will be invested “as soon as practicable after receipt.” Please provide a brief summary here of what is meant by this phrase in the normal course of operations.

When a shareholder purchases shares, those funds will be deployed at the next available investment opportunity.

8.	Investment Objective, Policies and Strategies

a.	Please apply all comments noted above regarding the summary strategies discussion and to the more detailed strategies discussion beginning on page 9.

The Registrant has made the applicable edits from the summary to the more detailed strategies discussion beginning on page 9.

b.	On page 10, the Fund states that it may invest up to 35% of its net assets in bank loans and participations. Please provide this statistic and briefly summarize the types of bank loans and participations in the Prospectus Summary.

The Registrant has added the disclosure requested.

c.	The Fund states on pages 2 and 11 that fundamental and non-fundamental investment policies of the Fund are to be found in the SAI. Please also provide prospectus disclosure describing the Fund’s investment policies in accord with Item 8.2. of Form N-2, identifying which policies the Fund deems fundamental.

The Registrant has added the disclosure requested.

d.	(p. 12) The Fund states that from time to time it may take defensive positions with its principal investment strategy and that during such times the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents. Please explain, supplementally, how it would be possible for the Fund to take 100% defensive position given that the Fund will be investing most of its net assets in Underlying Funds that are interval funds.

To the extent it could liquidate its positions or was not fully invested, the Fund could go to cash as described.

e.	The Fund states that it is anticipated that the Fund’s public securities portfolio turnover rate will vary from between 25% and 75%. Again, explain, supplementally, how the Fund’s investments in Underlying Funds that are interval funds affect the Fund’s portfolio turnover rate.

The Registrant has revised the disclosure regarding portfolio turnover to better align with the Fund’s strategy of investing in Underlying Funds, which have limited liquidity.

9.	Risk Factors (p. 12)

a.	Please include a separate risk consolidating the discussion of the US federal tax risks associated with investments in the Fund.

The Registrant has added the disclosure requested.

b.	Underlying Funds Risk and Valuation of Private Investments. Please add disclosure to this risk regarding the fact that the Underlying Funds consist of interval funds and explain how this fact impacts liquidity. Also, include a discussion of underlying interval funds and their implications in the Valuation of Private Investments risk.

The Registrant has revised the Underlying Funds Risk to include their limited liquidity. The Registrant believes the existing risk disclosure adequately discusses the underlying interval funds and their implications in the valuation of private investments risk.

c.	Risks Associated with Debt Financing. Consider adding discussion of risks covering prepayment, junk bond, bank loan, and subordinated debt risks given the Fund’s investments.

The Registrant believes these risks are already adequately covered under Risks Related to the Fund’s Investments.

d.	Allocation of Investment Opportunities Risk. If applicable, please add disclosure to this risk regarding whether the Fund and its Adviser intend to file a Co-Investment application to co-invest along affiliates.

The Registrant has not revised the disclosure as the Adviser is not intending to file a Co-Investment application to co-invest along affiliates at this time.

10.	Plan of Distribution (pp. 27-28)

The Fund states that it and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act. Please disclose in further detail what liabilities and how the Fund and Adviser will indemnify the Distributor. See Item 5.4. of Form N-2.

The Registrant has revised the disclosure as requested.

11.	Statement of Additional Information
a.	The Fund describes short sales on page 10 of the Statement of Additional Information. Please redraft to clarify whether short sales will be conducted by the Underlying Funds, the Fund, or both.

The Registrant has revised the disclosure as requested.

b.	(p.13) The Fund states that it may deduct from the repurchase proceeds a repurchase fee that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. Please reconcile this statement with the statement on page 9 of the prospectus stating that Shareholders participating in repurchase offers will not be incurring a repurchase fee.

The disclosure in the SAI also states that the Fund does not charge a repurchase fee, so it is consistent with the prospectus.

c.	(p. 16) Involuntary Repurchases. The Fund states that “Involuntary Repurchases” include those situations in which continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences. Please explain, supplementally, how such repurchases would be consistent with the requirements or rule 23c-2 of the Act.

Rule 23c-2 permits repurchases otherwise not permitted under Section 23(c) of the 1940 Act when certain conditions are met, such as the redemption being made in such a manner that “will not discriminate unfairly against any holder of the securities of such class or series.” Given the conditions under which the Fund may require involuntary repurchases are disclosed, and such repurchases would be in the best interests of the Fund and its shareholders, it would not unfairly discriminate against any shareholder. In addition, when there is an involuntary repurchase, neither the shareholders being redeemed nor the shareholders remaining in the Fund are being discriminated against as the circumstances that would lead to an involuntary repurchase of shares by the Fund apply equally to all shareholders. We note that similarly situated funds in the market have substantially identical language in their registration statements.

d.	The Fund discusses U.S. Treasury and other fixed-income zero coupon securities on page 29. Confirm, supplementally, that holding such instruments is not part of the Fund’s principal investment strategy.

The Registrant so confirms.

12.	Part C
a.	Exhibits. The Agreement and Declaration of Trust states that prior Shareholders of the Trust or any Series may not bring a derivative action unless they have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class to file the action itself. Please add appropriate disclosure to the prospectus explaining this condition on Shareholder derivative actions.

The Registrant has revised the disclosure as requested.

b.	The Registration Statement has not been signed in accordance with section 6 of the Securities Act. The principal executive officer, principal financial officer, comptroller or principal accounting officer, and majority of the board must sign the Registration Statement. Please ensure such parties have signed the Registration Statement when filing any amendments.

The Registrant so confirms.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle